SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
Lakes Entertainment, Inc.
(Name of Subject Company (issuer))
Lakes Entertainment, Inc.
(Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.01 Per Share, of Lakes Entertainment, Inc.
(Title of Class of Securities)
51206P109
(CUSIP Number of Class of Securities)
Timothy J. Cope
President, Chief Financial Officer and Treasurer
Lakes Entertainment, Inc.
130 Cheshire Lane, Suite 101
Minnetonka, Minnesota 55305
(952) 449- 9092
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)
Copy to:
Daniel R. Tenenbaum, Esq.
Jeffrey C. Anderson, Esq.
Gray, Plant, Mooty, Mooty & Bennett, P.A.
500 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402
612-632-3000
CALCULATION OF FILING FEE

AMOUNT OF FILING
TRANSACTION VALUATION*	FEE
$3,723,457	$207.77

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 2,384,800 shares of common stock, par value $0.01 per share, of Lakes Entertainment, Inc. having an aggregate value of $3,723,457 will be surrendered and/or cancelled pursuant to this offer. The aggregate value of the options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .00005580 times the transaction valuation or $55.80 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$207.77
Form or Registration No.	Schedule TO-I
Filing Party:	Lakes Entertainment, Inc.
Date Filed:	August 25, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INDEX TO EXHIBITS
EX-99.(A)(1)(XV)

Amendment No. 2 to Schedule TO
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (“ Schedule TO ”) originally filed with the Securities and Exchange Commission on August 25, 2009, as amended by Amendment No. 1 filed on September 16, 2009 (“Amendment No. 1”), related to an offer by Lakes Entertainment, Inc. (“ Lakes ” or the “ Company ”) to exchange certain options to purchase shares of the Company’s common stock upon the terms and subject to the conditions set forth in the Offering Memorandum, originally filed as Exhibit (a)(1)(i) to the Schedule TO, as amended by Amendment No. 1 (collectively, the “Amended Schedule TO”).
All capitalized terms used in this Amendment No. 2 without definition have the meanings given them in the Amended Schedule TO. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, unaffected items are not included herein. Except as specifically provided herein, the information contained in the Amended Schedule TO remains unchanged and this Amendment No. 2 should be read in conjunction with the Amended Schedule TO.
This Amendment No. 2 is made to restate the introductory note to the Amended Schedule TO which is hereby amended in its entirety as follows:
Extension of Offer
The Offering Memorandum is hereby amended as discussed in Exhibit (a)(1)(xii) (“Amendment to Offering Memorandum Relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock, Par Value $0.01 per Share, for Replacement Options to Purchase Common Stock”). Throughout the Amended Schedule TO and the Exhibits, all references to the expiration date of the Offering Memorandum, which was originally September 22, 2009 at 5:00 p.m., Central Daylight Time, are amended to extend the expiration date of the Offering Memorandum until September 22, 2009 at 11:00 p.m., Central Daylight Time.
The information in the Amended Schedule TO, including all schedules and annexes thereto, which were previously filed with the Amended Schedule TO, are hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Amended Schedule TO is true, complete and correct.

Date: September 17, 2009	Lakes Entertainment, Inc.
	By:	/s/ Timothy J. Cope
Timothy J. Cope
President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum Relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock, Par Value $0.01 per Share, for Replacement Options to Purchase Common Stock, dated August 25, 2009.

(a)(1)(ii)*	Cover Letter.

(a)(1)(iii)*	Announcement Communication to Eligible Persons, to be delivered on or about August 25, 2009.

(a)(1)(iv)*	Election Form.

(a)(1)(v)*	Notice of Withdrawal Form.

(a)(1)(vi)*	Form of Communication to Eligible Persons Participating in the Offer Confirming Receipt of the Election Form.

(a)(1)(vii)*	Form of Communication to Eligible Persons Confirming Receipt of the Notice of Withdrawal.

(a)(1)(viii)*	Form of Communication to Eligible Persons Rejecting the Election Form.

(a)(1)(ix)*	Form of Communication to Eligible Persons Rejecting the Notice of Withdrawal.

(a)(1)(x)*	Reminder Communication to Eligible Persons.

(a)(1)(xi)*	Computational Tool.

(a)(1)(xii)*	Amendment to Offering Memorandum Relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock, Par Value $0.01 per Share, for Replacement Options to Purchase Common Stock.

(a)(1)(xiii)*	Form of E-mail announcing Extension of Offer to Exchange

(a)(1)(xiv)*	Form of Reminder E-mail to Eligible Option Holders

(a)(1)(xv)	Form of E-mail describing Amendment No. 2

(d)(i)*	2007 Stock Option and Compensation Plan filed as Appendix D to the Company’s Definitive Proxy Statement on Form Def 14A filed on June 24, 2009.

(d)(ii)*	Form of Stock Option Agreement for Replacement Options Granted to Employees Under the Lakes Entertainment, Inc. 2007 Stock Option Plan.

(d)(iii)*	Form of Stock Option Agreement for Replacement Options Granted to Directors Under the Lakes Entertainment, Inc. 2007 Stock Option Plan.

*	Previously Filed